Exhibit 99.2

Press release

WiLAN and InfoSonics Sign Wireless License

OTTAWA, Canada – November 25, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that InfoSonics Corporation (“InfoSonics”) has signed a five-year running royalty license to WiLAN’s wireless patent portfolio including HSPA and WCDMA-related technologies. All other terms of the license agreement are confidential.

“We are very pleased that InfoSonics entered good faith negotiations to reach a fair and reasonable license agreement,” said Andrew Parolin, Senior Vice-President, Business Unit Leader. “This license and recent agreements with Alcatel-Lucent, HTC and others, demonstrate the value that industry continues to recognize in our 3G and broader wireless technology portfolio.”

InfoSonics, headquartered in San Diego, California and founded in 1994, is the parent company of several subsidiaries dedicated to the design, development, manufacturing, sale and distribution of the company’s proprietary line of wireless handsets and other wireless solutions under the verykool® brand. More information on InfoSonics can be found at www.infosonics.com.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 275 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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